

News Release – November 15, 2006

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: November 15, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Prospectus

Listing of 50,000,000 new shares in Crew Gold Corporation issued through a private placement of shares concluded on November 14, 2006 at a subscription price per share of NOK 13.30 and 7,836,908 new shares issued in connection with the acquisition of shares in Société Minière de Dinguiraye and 3,000,000 new shares issued in connection with the acquisition of assets comprising the Nugget Pond processing facility

The new shares issued through a private placement of shares concluded on November 14, 2006 will be registered in the VPS on or about 20 November 2006, and will be tradable on Oslo Børs on or about 21 November 2006. The new shares issued through the private placement may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Toronto Stock Exchange or otherwise in Canada or to or for the benefit of a Canadian resident for a period of 4 months and 1 day from the issue date. As a consequence, the new shares issued through the private placement will be temporarily registered in the Norwegian Centralized Securities Register (VPS) on the separate ISIN CA2265342048 and be traded under the ticker code CRUR.

The Prospectus is available on the company's web site, http://www.crewgold.com.

NO SHARES OR OTHER SECURITIES ARE OFFERED OR SOLD PURSUANT TO THIS PROSPECTUS, WHICH SERVES AS A LISTING PROSPECTUS PURSUANT TO THE NORWEGIAN SECURITIES TRADING ACT SECTION 5-3. THE 60,836,908 NEW SHARES TO BE LISTED ON OSLO BØRS ARE ALREADY SUBSCRIBED FOR, ISSUED AND FULLY PAID.

For more information please contact our UK Head Office (TEL +44 (0)1932 268755 or by email to enquiries@crewgold.com). For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgold.com

THIS IS NOT AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS PRESS RELEASE SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS. THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. NO SECURITIES HAVE BEEN REGISTERED UNDER THE U.S SECURITIES ACT TO BE OFFERED FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS.

Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.